

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 6, 2009

Mr. Melvyn Williams
Chief Financial Officer
Apollo Gold Corporation
5655 S. Yosemite Street, Suite 200
Greenwood Village, Colorado 80111-3220

> **Re: Apollo Gold Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed on March 27, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed on May 15, 2009**
> **File No. 001-31593**

Dear Mr. Williams:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A(T) Controls and Procedures, page 75

Disclosure Controls and Procedures, page 75

1.   We note that your certifying officers concluded that, "subject to the limitations noted in this section," your disclosure controls and procedures are effective. Please provide an unqualified conclusion as to the effectiveness of your disclosure controls and procedures or provide additional disclosure if you are unable to make that determination. Similar concerns apply to your Form 10-Q for the fiscal quarter ended March 31, 2009.

Note 3: Significant Accounting Policies, page F-8

(h) Property, Plants and Equipment, page F-9

2.   Please clarify how you account for the property, plant and equipment associated
      with your mine that is under care and maintenance. In doing so, please specify if
      you record depreciation on such facilities when not in operation.

3.   We note that your amortization under Canadian GAAP is calculated using the
      units-of-production method over the expected life of the mine based on the
      estimated recoverable gold equivalent ounces or value of metals over proven and
      probable reserves and a portion of resources expected to be converted to reserves
      based on past results. Please clarify if you include a portion of resources
      expected to be converted to reserves based on past results in your calculation of
      amortization under US GAAP.

Note 25. Differences Between Canadian and US GAAP, page F-39

(b) Montana Tunnels, page F-41

(iii) Deferred Stripping Costs, page F-41

4.   We note that you expense stripping costs as incurred under US GAAP. Please
      clarify if stripping costs incurred during the production stage of a mine are
      included in the cost of inventory produced during the period that the stripping
      costs are incurred under US GAAP. Refer to EITF 04-06.

Exhibits 31.1 and 31.2

5.   We note that you filed your Principal Executive Officer and Principal Financial
      Officer certifications under Item 601(b)(31) of Regulation S-K. Please modify
      these certifications to include the introductory language of paragraph 4 of Item
      601(b)(31) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Exhibits 31.1 and 31.2

6.   Please modify these certifications to include the introductory language of
      paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation
      S-K.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark Shannon
Branch Chief